Exhibit 99.1

NR 15-02

PARIS COURT OF APPEAL RULES TO RECOGNIZE GOLD RESERVE’S ICSID AWARD AS A JUDGEMENT OF THE COURT

SPOKANE, WASHINGTON, January 29, 2015

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) is pleased to report that following the January 8, 2015 hearing held before the Paris Court of Appeal, the Court today has granted the Company’s request for the exequatur, or recognition, of the Company’s ICSID Award as a judgment of the Court.  The Court dismissed the Republic of Venezuela’s request to stay the execution of the Award pending the outcome of its application to annul (or set aside) the Award, holding that none of the grounds alleged by the Republic of Venezuela, including the lack of jurisdiction of the arbitral tribunal, the violation of international public order, or alleged errors in the calculation of the damages awarded constituted a sufficient ground to stay the execution of the Award.

Gold Reserve’s President Doug Belanger stated, “We are obviously very pleased with the outcome of the hearing and are confident that the Republic’s applications to annul the Award and the decision dismissing the Republic’s request for correction will also be ultimately dismissed.  It is important to note that a petition to have an award set aside is only available in very limited circumstances, intended primarily for cases in which the petitioner claims the arbitral tribunal exceeded its powers or denied the parties due process in the arbitration.  This procedure does not permit a review on the merits of the Award.”

This judgment is of particular significance as it was rendered following a full hearing of the parties, by a court of appeal level, recognized internationally for its expertise on arbitration matters.  It will be useful to assist Gold Reserve in the enforcement proceedings it has instituted elsewhere in the world, including, in particular the United States and should limit the ability of the Republic to delay unduly the inevitable outcome.

Although the Company continues to have an open dialogue with representatives from Venezuela and is hopeful that this matter can be resolved amicably, the Company remains firmly committed to the enforcement and collection of the Award, including the full amount of accruing interest, and will continue to vigorously pursue all available remedies accordingly.

The Award that has now been made a judgment of the court is in the amount of approximately US $746 million, and it continues to accrue interest at the rate of Libor plus 2% per annum.

Information regarding the Company can be found in its regulatory filings and by going to the following websites: www.goldreserveinc.com, www.sec.gov and www.sedar.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” or “forward-looking information” as such terms are defined under applicable U.S. and Canadian securities laws (collectively referred to herein as “forward-looking statements”) with respect to the ICSID Award related to the expropriation of the Company’s Brisas Project by the Venezuela government. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies such as, among other things, the Company’s ability to collect such Award.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include the timing of and amount of collection of the Award, if at all.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable U.S. or Canadian securities laws.

Gold Reserve Inc.

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

 “Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”